TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02015801

February 25, 2002

02 MAR 13 AM 8:50

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4501

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the nine months ended December 31st, 2001 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

PROCESSED
MAR 27 2002
THOMSON FINANCIAL

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 3/13

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

ASSETS	NOTES	As at Dec 31 2001 $	As at March 31 2001 $
CURRENT			
Cash and cash equivalents		1,326	874
Accounts receivable		1,898	1,901
Due from related party		98	98
Inventories		1,673	1,934
Prepaid expenses		74	56
		5,069	4,863
Term deposits		2,399	1,594
Deferred development costs		4,007	3,997
Capital assets, net		241	243
V-Chip license and Patents, net		12,322	13,017
		24,038	23,714

LIABILITIES AND SHAREHOLDERS' EQUITY

	NOTES	As at Dec 31 2001 $	As at March 31 2001 $
CURRENT			
Bank indebtedness		-	108
Accounts payable and accrued liabilities		1,717	594
Customers' deposits		62	337
Income taxes payable		136	119
		1,915	1,158
Government grants payable		330	106
		2,245	1,264
SHAREHOLDERS' EQUITY			
Capital stock	2	33,772	33,772
Contributed surplus		55	55
Deficit		(12,034)	(11,377)
		21,793	22,450
		24,038	23,714

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended December 31 2001 $	For three months ended December 31 2000 $	For nine months ended December 31 2001 $	For nine months ended December 31 2000 $
Revenue		1,780	1,687	7,090	6,090
Cost of sales		636	899	2,879	2,971
Gross profit		1,144	788	4,211	3,119
Selling, general and administrative	4	1,815	391	3,311	1,282
Research and development	5	227	137	701	471
V-Chip amortization and marketing		232	232	696	696
		2,274	760	4,708	2,449
(Loss)/Income before interest and income taxes		(1,130)	28	(497)	670
Interest income		9	29	74	89
Interest expense		(1)	(18)	(7)	(76)
Income (loss) before income taxes		(1,122)	39	(430)	683
Provision for current income taxes		65	0	227	159
Net income (loss)		(1,217)	39	(657)	524
Deficit, beginning of period		(10,847)	(10,319)	(11,377)	(10,804)
Deficit, end of the period		(12,034)	(10,280)	(12,034)	(10,280)
Earnings per share		(0.022)	0.001	(0.012)	0.010
Cash flow per share		(0.014)	0.007	0.011	0.029

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended December 31 2001 $	2000 $	For nine months ended December 31 2001 $	2000 $
CASH FLOW FROM OPERATING ACTIVITIES:					
Net income		(1,187)	39	(657)	524
Add charges to operations not involving cash					
Amortization of capital assets		21	18	57	76
Amortization of deferred development costs		168	83	505	247
Amortization of V-Chip license and patent		232	232	696	696
		(766)	372	601	1,543
Changes in non-cash working capital					
Account receivable		1,151	1,028	3	959
Inventories		95	37	261	619
Prepaid expenses		(33)	(16)	(18)	(38)
Accounts payable and accrued liabilities		509	(262)	1,122	(278)
Income taxes payable (recoverable)		(100)	(6)	(55)	(106)
Customers' deposits		4	153	(201)	215
Cash flow from operating activities		860	1,306	1,713	2,914
CASH FLOW FROM INVESTING ACTIVITIES					
Term deposits		(410)	(599)	(805)	(1,129)
Additions to capital assets		(190)	-	(515)	(85)
Deferred development costs		(34)	(12)	(57)	(19)
Cash flow used in investing activities		(634)	(611)	(1,377)	(1,233)
CASH FLOW FROM FINANCING ACTIVITIES					
Bank indebtedness		-	(691)	(108)	(601)
Common shares issued for cash and exercise of options		-	-	-	230
Repayment of shareholder's loan		-	-	-	(300)
Government grants received		83	-	224	-
Cash flow from (used in) financing activities		83	(691)	116	(671)
Net Increase in Cash & Cash Equivalents during the period		309	4	452	1,010
Cash and Cash Equivalents, beginning of period		1,017	1,574	874	568
CASH AND CASH EQUIVALENTS, END OF PERIOD		1,326	1,578	1,326	1,578

See notes to the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The interim consolidated financial statements include the accounts of Tri-Vision International Ltd / Ltée and its wholly-owned subsidiary (collectively "the Company"). These interim financial statements should be read in conjunction with the most recently prepared annual financial statements.

These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies and methods of applications are the same as the most recent annual statements.

2. CAPITAL STOCK:

Authorized:

Unlimited number of Class "B" preference shares, non-voting, non cumulative
Discretionary dividends and retractable

Unlimited number of Class "C" preference shares, voting, non-cumulative,
Redeemable and retractable,

Unlimited number of common shares, No par value

Issued:

53,580, 314 common shares have been issued for a total of **$ 33,771,986**

Stock options, Warrants and Convertible Securities outstanding:

On December 21, 2001 the Company granted stock options to directors and officers to acquire 1,950,000 common shares exercisable at a price of $0.245 per share until December 21, 2004. All of these stock options were vested and outstanding at December 31, 2001.

There are no outstanding warrants or convertible securities.

3. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	December 31 2001 $	December 31 2000 $
V-Chip licensing and decoder	2,282	2,498
Converters	1,925	968
Transmitters	234	143
Cable equipment	2,159	2,364
Other	490	117
	7,090	6,090

A summary of revenue segmented to the customers' country of residence is as follows:

	December 31 2001 $	December 31 2000 $
Canada	1,527	1,252
United States	793	2,157
Japan	2,270	1,951
Other	2,500	730
	7,090	**6,090**

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

4. **SELLING, GENERAL & ADMINISTRATIVE**

Included in selling, general and administrative expenses are amounts relating to legal expenses totaling $1,282,000. These amounts have been incurred pursuant to the licensing agreement with Sharp Electronics. The agreement calls for reimbursement of legal cost incurred by Sharp to secure the proprietary rights of our V-chip technology.

5. **RESEARCH AND DEVELOPMENT:**

	December 31 2001 $	December 31 2000 $
Total research and development costs incurred during the year	725	375
Government assistance	(15)	(66)
	710	309
Deferred development costs	(515)	(85)
Amortization of deferred development costs	506	247
Net research and development costs incurred during the year	701	471

6. **RELATED PARTY TRANSACTIONS:**

(a) During the nine months ended December 31, 2001, rent of $135,000 (2000 - $135,000) was paid to Tri-Venture Investments. The partners of Tri-Venture Investments are also the directors of the Company. The Company has leased space on a net net basis for its head office in Scarborough, Ontario. The lease expired on October 31, 1996. Management has agreed to lease the said premises on a month-to-month basis at a rent of $15,000 per month.

(b) During the fiscal year 1999, $140,000 was advanced to a director of the Company of which $ 98,101 (2000- $90,625) is still outstanding. The advances are unsecured, due on demand, and bear interest at the rate of 8.25% per annum.

The Company conducted these related party transactions on normal commercial terms and conditions.

7. **CONSOLIDATED STATEMENTS OF CASH FLOWS:**

	December 31 2001 $	December 31 2000 $
Cash paid for interest expense	7	76
Cash received from interest income	74	89
Cash paid for income taxes	191	201